

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM SD

## Specialized Disclosure Report

# WINNEBAGO INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

| Iowa | 001-06403 | 42-0802678 |
|---|---|---|
| (State or other jurisdiction of incorporation or organization) | (Commission File Number) | (I.R.S. Employer Identification No.) |

| P. O. Box 152, Forest City, Iowa | 50436 |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

**Stacy L. Bogart**
**(952) 828-8439**

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR240.13p-1) for the reporting period from January 1 to December 31, 2017.

**Section 1 - Conflict Minerals Disclosure**

**Item 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibit.**

A copy of Winnebago Industries, Inc. ("Winnebago's") Conflict Minerals Report for the reporting period January 1, 2017 to December 31, 2017 is provided as Exhibit 1.01 hereto and is publicly available at www.winnebagoind.com under the "Company-Investor Relations" tab. Winnebago's determination and related due diligence efforts are included in Winnebago's Conflict Minerals Report and incorporated by reference herein.

**Section 2 - Exhibits**

**Item 2.01     Exhibits**

The following Exhibit 1.01 is filed as part of this Specialized Disclosure Report on Form SD.

| Exhibit Number | Description |
| --- | --- |
| 1.01 | Conflict Minerals Report for the reporting period January 1, 2017 to December 31, 2017 |

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

WINNEBAGO INDUSTRIES, INC.

Date:   May 31, 2018

By   */s/ Stacy L. Bogart*
Stacy L. Bogart
Vice President, General Counsel and Secretary

**Exhibit 1.01**

**Winnebago Industries, Inc.**
**Conflict Minerals Report**
**For the Year Ended December 31, 2017**

The "Company," "Winnebago Industries," "we," "our," and "us" are used interchangeably to refer to Winnebago Industries, Inc. and its subsidiaries, Winnebago of Indiana, LLC and Grand Design RV, LLC, as appropriate in this context.

This Conflict Minerals Report of Winnebago Industries, Inc. for calendar year 2017 is presented in accordance with Rule 13p-1 ("Rule 13p-1") under the Securities Exchange Act of 1934 (the "1934 Act"). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

Winnebago Industries, a manufacturer of recreation vehicles, has determined that its products were manufactured with tin, tantalum, tungsten, and gold, which were necessary for the functionality of such products. In accordance with Rule 13p-1, Winnebago Industries performed due diligence as noted below to determine the conflict minerals' status of the necessary conflict minerals used in its product manufacturing.

*Overview of Conflict Minerals Program and Reasonable Country of Origin Inquiry*

- We have structured compliance efforts internally to support supply chain due diligence. Winnebago Industries has developed a team responsible for the conflict minerals program. The team reports to the General Counsel.
- We have established a system of controls and supply chain transparency through the adoption and use of due diligence tools created by the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative ("EICC/GeSI"). This included the use of the Conflict Minerals Reporting Template ("CMRT"), a supply-chain survey.
- We have conducted a supply chain survey of our largest suppliers that potentially provided parts and materials containing conflict minerals. The survey requested suppliers to identify smelters and refiners, using the CMRT. As a downstream manufacturer, we rely on our vendors to provide the origins of all of our conflict minerals, including the location of the smelter, mine, or transit route of the minerals.

*Design of Due Diligence*

We have reviewed our suppliers and sourcing decisions, and integrated into our management programs the Organization for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition ("OECD Framework"), an internationally-recognized due diligence framework. Winnebago Industries communicated to applicable suppliers, our efforts to comply with Rule 13p-1.

*Description of Due Diligence Measures Performed*

We have included a summary below of the description of the measures performed to exercise due diligence on the source and chain of custody of the necessary conflict minerals contained in our products, which may have originated from the Covered Countries and may not have come from recycled or scrap sources:

- We evaluated survey responses to identify: (i) the use and source of Conflict Minerals, and; (ii) any indicators that Conflict Minerals may have come from the Democratic Republic of the Congo or an Adjoining Country.
- We compared smelters and refiners identified by the supply chain survey against the list of smelters and refiners that are compliant with the Responsible Minerals Assurance Process assessment protocols ("RMAP") formerly known as Conflict Free Smelter Program.
- We made additional inquiries on a case-by-case basis if smelter and refiner information was deemed inconsistent, inaccurate, or incomplete.
- The status of risk mitigation efforts was summarized and provided to Winnebago Industries' management.
- Our conflict minerals compliance results are reported annually to the SEC and are made publicly available on our website.

*Product Determination*

All products manufactured by Winnebago Industries are deemed to contain conflict minerals only when necessary to the products' functionality. We produce products that include motorhomes, touring coaches, travel trailers, and fifth wheel trailers, as well as supporting RV products. Based on the surveys provided and notifications that our suppliers' diligence efforts were incomplete, we do not have sufficient information to conclusively determine all smelters or refiners or Countries of Origin of the conflict minerals. However, based on the data provided by the Reasonable Country of Origin Inquiry, this information has been listed in Annex I. The majority of our suppliers reported conflict minerals' use at the company level, not at the product level. As such, we cannot definitively state whether these conflict minerals were included in the products supplied to Winnebago or further validate that these smelters or refiners exist in our supply chain.

***Future Due Diligence***

There were numerous suppliers that did not provide a listing of smelters and refiners used, and an additional group of suppliers that did not provide a response to our survey. In our efforts to obtain timely and accurate information from our supply chain, we intend to execute the following:

- Continue to assess the presence of conflict minerals in our supply chain.
- Clearly communicate expectations with newly contracted and delinquent suppliers.
- Continue to improve our risk mitigation strategy.
- Continue to encourage our direct suppliers to assess their supply chain risks.
- Continue to encourage our direct suppliers to provide complete and accurate information.

As we progress, we expect that transparency in our supply chain will increase, which will allow for more accurate and detailed levels of risk assessment within our supply chain.

| Metal | Smelter Name | Smelter Country |
|-------|--------------|-----------------|
| Gold | L'Orfebre S.A. | ANDORRA |
| Gold | Morris and Watson Gold Coast | AUSTRALIA |
| Gold | Western Australian Mint (T/a The Perth Mint) | AUSTRALIA |
| Gold | Ogussa Osterreichische Gold- und Silber-Scheideanstalt GmbH | AUSTRIA |
| Gold | Metallurgie Hoboken Overpelt | BELGIUM |
| Gold | Tony Goetz NV | BELGIUM |
| Gold | AngloGold Ashanti Corrego do Sitio Mineracao | BRAZIL |
| Gold | Marsam Metals | BRAZIL |
| Gold | Umicore Brasil Ltda. | BRAZIL |
| Gold | Asahi Refining Canada Ltd. | CANADA |
| Gold | CCR Refinery - Glencore Canada Corporation | CANADA |
| Gold | Royal Canadian Mint | CANADA |
| Gold | Planta Recuperadora de Metales SpA | CHILE |
| Gold | Daye Non-Ferrous Metals Mining Ltd. | CHINA |
| Gold | Gold Refinery of Zijin Mining Group Co., Ltd. | CHINA |
| Gold | Great Wall Precious Metals Co., Ltd. of CBPM | CHINA |
| Gold | Guangdong Jinding Gold Limited | CHINA |
| Gold | Guoda Safina High-Tech Environmental Refinery Co., Ltd. | CHINA |
| Gold | Hangzhou Fuchunjiang Smelting Co., Ltd. | CHINA |
| Gold | Heraeus Metals Hong Kong Ltd. | CHINA |
| Gold | Hunan Chenzhou Mining Co., Ltd. | CHINA |
| Gold | Inner Mongolia Qiankun Gold and Silver Refinery Share Co., Ltd. | CHINA |
| Gold | Jiangxi Copper Co., Ltd. | CHINA |
| Gold | LinBao Gold Mining | CHINA |
| Gold | Lingbao Jinyuan Tonghui Refinery Co., Ltd. | CHINA |
| Gold | Luoyang Zijin Yinhui Gold Refinery Co., Ltd. | CHINA |
| Gold | Metalor Technologies (Hong Kong) Ltd. | CHINA |
| Gold | Metalor Technologies (Suzhou) Ltd. | CHINA |
| Gold | Penglai Penggang Gold Industry Co., Ltd. | CHINA |
| Gold | Refinery of Seemine Gold Co., Ltd. | CHINA |
| Gold | Shandong Tarzan Bio-Gold Industry Co., Ltd. | CHINA |
| Gold | Shandong Zhaojin Gold & Silver Refinery Co., Ltd. | CHINA |
| Gold | Sichuan Tianze Precious Metals Co., Ltd. | CHINA |
| Gold | The Refinery of Shandong Gold Mining Co., Ltd. | CHINA |
| Gold | Tongling Nonferrous Metals Group Co., Ltd. | CHINA |
| Gold | Yunnan Copper Industry Co., Ltd. | CHINA |
| Gold | Zhongyuan Gold Smelter of Zhongjin Gold Corporation | CHINA |
| Gold | Shandon Jin Jinyin Refining Limited | CHINA |
| Gold | SAFINA A.S. | CZECH REPUBLIC |
| Gold | SAAMP | FRANCE |
| Gold | Allgemeine Gold-und Silberscheideanstalt A.G. | GERMANY |
| Gold | Aurubis AG | GERMANY |
| Gold | C. Hafner GmbH + Co. KG | GERMANY |
| Gold | Degussa Sonne / Mond Goldhandel GmbH | GERMANY |
| Gold | DODUCO Contacts and Refining GmbH | GERMANY |
| Gold | Heimerle + Meule GmbH | GERMANY |

| Metal | Smelter Name | Smelter Country |
|-------|--------------|-----------------|
| Gold | Heraeus Precious Metals GmbH & Co. KG | GERMANY |
| Gold | SAXONIA Edelmetalle GmbH | GERMANY |
| Gold | WIELAND Edelmetalle GmbH | GERMANY |
| Gold | Bauer Walser AG | GERMANY |
| Gold | Bangalore Refinery | INDIA |
| Gold | GCC Gujrat Gold Centre Pvt. Ltd. | INDIA |
| Gold | MMTC-PAMP India Pvt., Ltd. | INDIA |
| Gold | Sai Refinery | INDIA |
| Gold | PT Aneka Tambang (Persero) Tbk | INDONESIA |
| Gold | Chimet S.p.A. | ITALY |
| Gold | Faggi Enrico S.p.A. | ITALY |
| Gold | Italpreziosi | ITALY |
| Gold | Safimet S.p.A | ITALY |
| Gold | T.C.A S.p.A | ITALY |
| Gold | Aida Chemical Industries Co., Ltd. | JAPAN |
| Gold | Asahi Pretec Corp. | JAPAN |
| Gold | Asaka Riken Co., Ltd. | JAPAN |
| Gold | Chugai Mining | JAPAN |
| Gold | Dowa | JAPAN |
| Gold | Eco-System Recycling Co., Ltd. | JAPAN |
| Gold | Ishifuku Metal Industry Co., Ltd. | JAPAN |
| Gold | Japan Mint | JAPAN |
| Gold | JX Nippon Mining & Metals Co., Ltd. | JAPAN |
| Gold | Kojima Chemicals Co., Ltd. | JAPAN |
| Gold | Matsuda Sangyo Co., Ltd. | JAPAN |
| Gold | MEM(Sumitomo Group) | JAPAN |
| Gold | Mitsubishi Materials Corporation | JAPAN |
| Gold | Mitsui Kinzoku Co., Ltd. | JAPAN |
| Gold | Nihon Material Co., Ltd. | JAPAN |
| Gold | Ohura Precious Metal Industry Co., Ltd. | JAPAN |
| Gold | Shonan Plant Tanaka Kikinzoku | JAPAN |
| Gold | Tokuriki Honten Co., Ltd. | JAPAN |
| Gold | Yamakin Co., Ltd. | JAPAN |
| Gold | Yokohama Metal Co., Ltd. | JAPAN |
| Gold | Kazakhmys Smelting LLC | KAZAKHSTAN |
| Gold | Kazzinc | KAZAKHSTAN |
| Gold | TOO Tau-Ken-Altyn | KAZAKHSTAN |
| Gold | Daejin Indus Co., Ltd. | KOREA, REPUBLIC OF |
| Gold | DSC (Do Sung Corporation) | KOREA, REPUBLIC OF |
| Gold | HeeSung Metal Ltd. | KOREA, REPUBLIC OF |
| Gold | HwaSeong CJ CO., LTD. | KOREA, REPUBLIC OF |
| Gold | Korea Metal Co., Ltd. | KOREA, REPUBLIC OF |
| Gold | Korea Zinc Co., Ltd. | KOREA, REPUBLIC OF |
| Gold | LS-NIKKO Copper Inc. | KOREA, REPUBLIC OF |
| Gold | Samdok Metal | KOREA, REPUBLIC OF |
| Gold | Samwon Metals Corp. | KOREA, REPUBLIC OF |
| Gold | SungEel HiMetal Co., Ltd. | KOREA, REPUBLIC OF |

| Metal | Smelter Name | Smelter Country |
|-------|-------------|-----------------|
| Gold | Torecom | KOREA, REPUBLIC OF |
| Gold | Kyrgyzaltyn JSC | KYRGYZSTAN |
| Gold | State Research Institute Center for Physical Sciences and Technology | LITHUANIA |
| Gold | Modeltech Sdn Bhd | MALAYSIA |
| Gold | Caridad | MEXICO |
| Gold | Metal?rgica Met-Mex Pe?oles, S.A. de C.V | MEXICO |
| Gold | Remondis Argentia B.V. | NETHERLANDS |
| Gold | Schone Edelmetaal B.V. | NETHERLANDS |
| Gold | Morris and Watson | NEW ZEALAND |
| Gold | Bangko Sentral ng Pilipinas (Central Bank of the Philippines) | PHILIPPINES |
| Gold | KGHM Polska Miedz S.A. | POLAND |
| Gold | JSC Ekaterinburg Non-Ferrous Metal Processing Plant | RUSSIAN FEDERATION |
| Gold | JSC Uralelectromed | RUSSIAN FEDERATION |
| Gold | Kyshtym Copper-Electrolytic Plant ZAO | RUSSIAN FEDERATION |
| Gold | Moscow Special Alloys Processing Plant | RUSSIAN FEDERATION |
| Gold | OJSC "The Gulidov Krasnoyarsk Non-Ferrous Metals Plant" | RUSSIAN FEDERATION |
| Gold | OJSC Novosibirsk Refinery | RUSSIAN FEDERATION |
| Gold | Prioksky Plant of Non-Ferrous Metals | RUSSIAN FEDERATION |
| Gold | SOE Shyolkovsky Factory of Secondary Precious Metals | RUSSIAN FEDERATION |
| Gold | L'azurde Company For Jewelry | SAUDI ARABIA |
| Gold | Metalor Technologies (Singapore) Pte., Ltd. | SINGAPORE |
| Gold | AU Traders and Refiners | SOUTH AFRICA |
| Gold | Rand Refinery (Pty) Ltd. | SOUTH AFRICA |
| Gold | SEMPSA Joyeria Plateria S.A. | SPAIN |
| Gold | Sudan Gold Refinery | SUDAN |
| Gold | Boliden AB | SWEDEN |
| Gold | Argor-Heraeus S.A. | SWITZERLAND |
| Gold | Cendres + Metaux S.A. | SWITZERLAND |
| Gold | Metalor Switzerland | SWITZERLAND |
| Gold | PAMP S.A. | SWITZERLAND |
| Gold | PX Precinox S.A. | SWITZERLAND |
| Gold | Valcambi S.A. | SWITZERLAND |
| Gold | Singway Technology Co., Ltd. | TAIWAN, PROVINCE OF CHINA |
| Gold | Solar Applied Materials Technology Corp. | TAIWAN, PROVINCE OF CHINA |
| Gold | Umicore Precious Metals Thailand | THAILAND |
| Gold | Atasay Kuyumculuk Sanayi Ve Ticaret A.S. | TURKEY |
| Gold | Istanbul Gold Refinery | TURKEY |
| Gold | Nadir Metal Rafineri San. Ve Tic. A.S. | TURKEY |
| Gold | Al Etihad Gold LLC | UNITED ARAB EMIRATES |
| Gold | Emirates Gold DMCC | UNITED ARAB EMIRATES |
| Gold | Kaloti Precious Metals | UNITED ARAB EMIRATES |
| Gold | Abington Reldan Metals, LLC | UNITED STATES OF AMERICA |
| Gold | Advanced Chemical Company | UNITED STATES OF AMERICA |
| Gold | Asahi Refining USA Inc. | UNITED STATES OF AMERICA |
| Gold | AURA-II | UNITED STATES OF AMERICA |
| Gold | Elemetal Refining, LLC | UNITED STATES OF AMERICA |
| Gold | Geib Refining Corporation | UNITED STATES OF AMERICA |

| Metal | Smelter Name | Smelter Country |
|---|---|---|
| Gold | Kennecott Utah Copper LLC | UNITED STATES OF AMERICA |
| Gold | Materion | UNITED STATES OF AMERICA |
| Gold | Metalor USA Refining Corporation | UNITED STATES OF AMERICA |
| Gold | Pease & Curren | UNITED STATES OF AMERICA |
| Gold | Republic Metals Corporation | UNITED STATES OF AMERICA |
| Gold | Sabin Metal Corp. | UNITED STATES OF AMERICA |
| Gold | So Accurate Group, Inc. | UNITED STATES OF AMERICA |
| Gold | United Precious Metal Refining, Inc. | UNITED STATES OF AMERICA |
| Gold | Almalyk Mining and Metallurgical Complex (AMMC) | UZBEKISTAN |
| Gold | Navoi Mining and Metallurgical Combinat | UZBEKISTAN |
| Gold | Universal Precious Metals Refining Zambia | ZAMBIA |
| Gold | Fidelity Printers and Refiners Ltd. | ZIMBABWE |
| Tantalum | Plansee | AUSTRIA |
| Tantalum | Plansee SE Liezen | AUSTRIA |
| Tantalum | Plansee SE Reutte | AUSTRIA |
| Tantalum | LSM Brasil S.A. | BRAZIL |
| Tantalum | Mineracao Taboca S.A. | BRAZIL |
| Tantalum | Resind Ind e Com Ltda. | BRAZIL |
| Tantalum | Changsha South Tantalum Niobium Co., Ltd. | CHINA |
| Tantalum | Duoluoshan | CHINA |
| Tantalum | F&X Electro-Materials Ltd. | CHINA |
| Tantalum | FIR Metals & Resource Ltd. | CHINA |
| Tantalum | Guangdong Rising Rare Metals-EO Materials Ltd. | CHINA |
| Tantalum | Guangdong Zhiyuan New Material Co., Ltd. | CHINA |
| Tantalum | Guizhou Zhenhua Xinyun Technology Ltd., Kaili branch | CHINA |
| Tantalum | Hengyang King Xing Lifeng New Materials Co., Ltd. | CHINA |
| Tantalum | Jiangxi Dinghai Tantalum & Niobium Co., Ltd. | CHINA |
| Tantalum | Jiangxi Tuohong New Raw Material | CHINA |
| Tantalum | JiuJiang JinXin Nonferrous Metals Co., Ltd. | CHINA |
| Tantalum | Jiujiang Nonferrous Metals Smelting Company Limited | CHINA |
| Tantalum | Jiujiang Zhongao Tantalum & Niobium Co., Ltd. | CHINA |
| Tantalum | King-Tan Tantalum Industry Ltd. | CHINA |
| Tantalum | Ningxia Orient Tantalum Industry Co., Ltd. | CHINA |
| Tantalum | RFH | CHINA |
| Tantalum | XinXing HaoRong Electronic Material Co., Ltd. | CHINA |
| Tantalum | Yichun Jin Yang Rare Metal Co., Ltd. | CHINA |
| Tantalum | Zhuzhou Cemented Carbide Group Co., Ltd. | CHINA |
| Tantalum | Molycorp Silmet A.S. | ESTONIA |
| Tantalum | H.C. Starck GmbH Laufenburg | GERMANY |
| Tantalum | H.C. Starck Group | GERMANY |
| Tantalum | H.C. Starck Hermsdorf GmbH | GERMANY |
| Tantalum | H.C. Starck Smelting GmbH & Co. KG | GERMANY |
| Tantalum | H.C. Starck Tantalum and Niobium GmbH | GERMANY |
| Tantalum | Metallurgical Products India Pvt. Ltd. (MPIL) | INDIA |
| Tantalum | Asaka Riken Co., Ltd. | JAPAN |
| Tantalum | Global Advanced Metals Aizu | JAPAN |
| Tantalum | H.C. Starck Ltd. | JAPAN |

| Metal | Smelter Name | Smelter Country |
|---|---|---|
| Tantalum | Mitsui Mining & Smelting | JAPAN |
| Tantalum | Taki Chemical Co., Ltd. | JAPAN |
| Tantalum | ULBA | KAZAKHSTAN |
| Tantalum | Power Resources Ltd. | MACEDONIA |
| Tantalum | KEMET Blue Metals | MEXICO |
| Tantalum | Solikamsk | RUSSIAN FEDERATION |
| Tantalum | H.C. Starck Co., Ltd. | THAILAND |
| Tantalum | D Block Metals, LLC | UNITED STATES OF AMERICA |
| Tantalum | E.S.R. Electronics | UNITED STATES OF AMERICA |
| Tantalum | Exotech Inc. | UNITED STATES OF AMERICA |
| Tantalum | Global Advanced Metals | UNITED STATES OF AMERICA |
| Tantalum | Global Advanced Metals Boyertown | UNITED STATES OF AMERICA |
| Tantalum | H.C. Starck Inc. | UNITED STATES OF AMERICA |
| Tantalum | KEMET Blue Powder | UNITED STATES OF AMERICA |
| Tantalum | QuantumClean | UNITED STATES OF AMERICA |
| Tantalum | Telex Metals | UNITED STATES OF AMERICA |
| Tantalum | Tranzact, Inc. | UNITED STATES OF AMERICA |
| Tin | Metallo Belgium N.V. | BELGIUM |
| Tin | EM Vinto | BOLIVIA (PLURINATIONAL STATE OF) |
| Tin | OMSA | BOLIVIA (PLURINATIONAL STATE OF) |
| Tin | Cooperativa Metalurgica de Rondonia Ltda. | BRAZIL |
| Tin | Estanho de Rondonia S.A. | BRAZIL |
| Tin | Magnu's Minerais Metais e Ligas Ltda. | BRAZIL |
| Tin | Melt Metais e Ligas S.A. | BRAZIL |
| Tin | Mineracao Taboca S.A. | BRAZIL |
| Tin | Resind Ind e Com Ltda. | BRAZIL |
| Tin | Soft Metais Ltda. | BRAZIL |
| Tin | Super Ligas | BRAZIL |
| Tin | White Solder Metalurgia e Mineracao Ltda. | BRAZIL |
| Tin | Chenzhou Yunxiang Mining and Metallurgy Co., Ltd. | CHINA |
| Tin | China Tin Group Co., Ltd. | CHINA |
| Tin | CNMC (Guangxi) PGMA Co., Ltd. | CHINA |
| Tin | Gejiu Fengming Metallurgy Chemical Plant | CHINA |
| Tin | Gejiu Jinye Mineral Company | CHINA |
| Tin | Gejiu Kai Meng Industry and Trade LLC | CHINA |
| Tin | Gejiu Non-Ferrous Metal Processing Co., Ltd. | CHINA |
| Tin | Gejiu Yunxin Nonferrous Electrolysis Co., Ltd. | CHINA |
| Tin | Gejiu Zili Mining And Metallurgy Co., Ltd. | CHINA |
| Tin | Guangdong Hanhe Non-Ferrous Metal Co., Ltd. | CHINA |
| Tin | Guanyang Guida Nonferrous Metal Smelting Plant | CHINA |
| Tin | HuiChang Hill Tin Industry Co., Ltd. | CHINA |
| Tin | Huichang Jinshunda Tin Co., Ltd. | CHINA |
| Tin | Jiangxi Ketai Advanced Material Co., Ltd. | CHINA |
| Tin | Linwu Xianggui Ore Smelting Co., Ltd. | CHINA |
| Tin | Nankang Nanshan Tin Manufactory Co., Ltd. | CHINA |
| Tin | Yunnan Chengfeng Non-ferrous Metals Co., Ltd. | CHINA |
| Tin | Yunnan Tin Company Limited | CHINA |

| Metal | Smelter Name | Smelter Country |
|-------|-------------|-----------------|
| Tin | Feinhütte Halsbrücke GmbH | GERMANY |
| Tin | PT Justindo | INDONESIA |
| Tin | CV Ayi Jaya | INDONESIA |
| Tin | CV Dua Sekawan | INDONESIA |
| Tin | CV Gita Pesona | INDONESIA |
| Tin | CV Serumpun Sebalai | INDONESIA |
| Tin | CV Tiga Sekawan | INDONESIA |
| Tin | CV United Smelting | INDONESIA |
| Tin | CV Venus Inti Perkasa | INDONESIA |
| Tin | Kundur Smelter | INDONESIA |
| Tin | PT Alam Lestari Kencana | INDONESIA |
| Tin | PT Aries Kencana Sejahtera | INDONESIA |
| Tin | PT Artha Cipta Langgeng | INDONESIA |
| Tin | PT ATD Makmur Mandiri Jaya | INDONESIA |
| Tin | PT Babel Inti Perkasa | INDONESIA |
| Tin | PT Bangka Kudai Tin | INDONESIA |
| Tin | PT Bangka Prima Tin | INDONESIA |
| Tin | PT Bangka Putra Karya | INDONESIA |
| Tin | PT Bangka Timah Utama Sejahtera | INDONESIA |
| Tin | PT Bangka Tin Industry | INDONESIA |
| Tin | PT Belitung Industri Sejahtera | INDONESIA |
| Tin | PT BilliTin Makmur Lestari | INDONESIA |
| Tin | PT Bukit Timah | INDONESIA |
| Tin | PT Cipta Persada Mulia | INDONESIA |
| Tin | PT DS Jaya Abadi | INDONESIA |
| Tin | PT Eunindo Usaha Mandiri | INDONESIA |
| Tin | PT Fang Di MulTindo | INDONESIA |
| Tin | PT Inti Stania Prima | INDONESIA |
| Tin | PT Karimun Mining | INDONESIA |
| Tin | PT Kijang Jaya Mandiri | INDONESIA |
| Tin | PT Lautan Harmonis Sejahtera | INDONESIA |
| Tin | PT Menara Cipta Mulia | INDONESIA |
| Tin | PT Mitra Stania Prima | INDONESIA |
| Tin | PT O.M. Indonesia | INDONESIA |
| Tin | PT Panca Mega Persada | INDONESIA |
| Tin | PT Pelat Timah Nusantara Tbk | INDONESIA |
| Tin | PT Prima Timah Utama | INDONESIA |
| Tin | PT Refined Bangka Tin | INDONESIA |
| Tin | PT Sariwiguna Binasentosa | INDONESIA |
| Tin | PT Seirama Tin Investment | INDONESIA |
| Tin | PT Stanindo Inti Perkasa | INDONESIA |
| Tin | PT Sukses Inti Makmur | INDONESIA |
| Tin | PT Sumber Jaya Indah | INDONESIA |
| Tin | PT Timah (Persero) Tbk Mentok | INDONESIA |
| Tin | PT Tinindo Inter Nusa | INDONESIA |
| Tin | PT Tirus Putra Mandiri | INDONESIA |
| Tin | PT Tommy Utama | INDONESIA |

| Metal | Smelter Name | Smelter Country |
|-------|-------------|-----------------|
| Tin | PT Wahana Perkit Jaya | INDONESIA |
| Tin | PT Supra Sukses Trinusa | INDONESIA |
| Tin | Dowa | JAPAN |
| Tin | Mitsubishi Materials Corporation | JAPAN |
| Tin | Malaysia Smelting Corporation (MSC) | MALAYSIA |
| Tin | Modeltech Sdn Bhd | MALAYSIA |
| Tin | Minsur | PERU |
| Tin | O.M. Manufacturing Philippines, Inc. | PHILIPPINES |
| Tin | Fenix Metals | POLAND |
| Tin | Phoenix Metal Ltd. | RWANDA |
| Tin | Metallo Spain S.L.U. | SPAIN |
| Tin | Rui Da Hung | TAIWAN, PROVINCE OF CHINA |
| Tin | O.M. Manufacturing (Thailand) Co., Ltd. | THAILAND |
| Tin | Thai Solder Industry Corp., Ltd. | THAILAND |
| Tin | Alpha | UNITED STATES OF AMERICA |
| Tin | Metallic Resources, Inc. | UNITED STATES OF AMERICA |
| Tin | An Thai Minerals Co., Ltd. | VIET NAM |
| Tin | Da Nang Processing Import and Export Joint Stock | VIET NAM |
| Tin | An Vinh Joint Stock Mineral Processing Company | VIET NAM |
| Tin | Electro-Mechanical Facility of the Cao Bang Minerals & Metallurgy Joint Stock Company | VIET NAM |
| Tin | Nghe Tinh Non-Ferrous Metals Joint Stock Company | VIET NAM |
| Tin | Tuyen Quang Non-Ferrous Metals Joint Stock Company | VIET NAM |
| Tin | VQB Mineral and Trading Group JSC | VIET NAM |
| Tin | Metallo Belgium N.V. | BELGIUM |
| Tungsten | Wolfram Bergbau und Hutten AG | AUSTRIA |
| Tungsten | ACL Metais Eireli | BRAZIL |
| Tungsten | Chenzhou Diamond Tungsten Products Co., Ltd. | CHINA |
| Tungsten | Chongyi Zhangyuan Tungsten Co., Ltd. | CHINA |
| Tungsten | Dayu Jincheng Tungsten Industry Co., Ltd. | CHINA |
| Tungsten | Dayu Weiliang Tungsten Co., Ltd. | CHINA |
| Tungsten | Fujian Jinxin Tungsten Co., Ltd. | CHINA |
| Tungsten | Ganxian Shirui New Material Co., Ltd. | CHINA |
| Tungsten | Ganzhou Haichuang Tungsten Co., Ltd. | CHINA |
| Tungsten | Ganzhou Huaxing Tungsten Products Co., Ltd. | CHINA |
| Tungsten | Ganzhou Jiangwu Ferrotungsten Co., Ltd. | CHINA |
| Tungsten | Ganzhou Non-ferrous Metals Smelting Co., Ltd. | CHINA |
| Tungsten | Ganzhou Seadragon W & Mo Co., Ltd. | CHINA |
| Tungsten | Ganzhou Yatai Tungsten Co., Ltd. | CHINA |
| Tungsten | Guangdong Xianglu Tungsten Co., Ltd. | CHINA |
| Tungsten | Hunan Chenzhou Mining Co., Ltd. | CHINA |
| Tungsten | Hunan Chuangda Vanadium Tungsten Co., Ltd. Wuji | CHINA |
| Tungsten | Hunan Chuangda Vanadium Tungsten Co., Ltd. Yanglin | CHINA |
| Tungsten | Hunan Chunchang Nonferrous Metals Co., Ltd. | CHINA |
| Tungsten | Hunan Litian Tungsten Industry Co., Ltd. | CHINA |
| Tungsten | Jiangwu H.C. Starck Tungsten Products Co., Ltd. | CHINA |
| Tungsten | Jiangxi Dayu Longxintai Tungsten Co., Ltd. | CHINA |
| Tungsten | Jiangxi Gan Bei Tungsten Co., Ltd. | CHINA |

| Metal | Smelter Name | Smelter Country |
|---|---|---|
| **Tungsten** | Jiangxi Minmetals Gao'an Non-ferrous Metals Co., Ltd. | CHINA |
| **Tungsten** | Jiangxi Tonggu Non-ferrous Metallurgical & Chemical Co., Ltd. | CHINA |
| **Tungsten** | Jiangxi Xinsheng Tungsten Industry Co., Ltd. | CHINA |
| **Tungsten** | Jiangxi Xiushui Xianggan Nonferrous Metals Co., Ltd. | CHINA |
| **Tungsten** | Jiangxi Yaosheng Tungsten Co., Ltd. | CHINA |
| **Tungsten** | Malipo Haiyu Tungsten Co., Ltd. | CHINA |
| **Tungsten** | South-East Nonferrous Metal Company Limited of Hengyang City | CHINA |
| **Tungsten** | Xiamen Tungsten (H.C.) Co., Ltd. | CHINA |
| **Tungsten** | Xiamen Tungsten Co., Ltd. | CHINA |
| **Tungsten** | Xinfeng Huarui Tungsten & Molybdenum New Material Co., Ltd. | CHINA |
| **Tungsten** | Xinhai Rendan Shaoguan Tungsten Co., Ltd. | CHINA |
| **Tungsten** | Zhuzhou Cemented Carbide Group Co Ltd | CHINA |
| **Tungsten** | Jiangxi Richsea New Materials Co., Ltd. | CHINA |
| **Tungsten** | H.C. Starck Smelting GmbH & Co. KG | GERMANY |
| **Tungsten** | H.C. Starck Tungsten GmbH | GERMANY |
| **Tungsten** | A.L.M.T. TUNGSTEN Corp. | JAPAN |
| **Tungsten** | Japan New Metals Co., Ltd. | JAPAN |
| **Tungsten** | Woltech Korea Co., Ltd. | KOREA, REPUBLIC OF |
| **Tungsten** | Philippine Chuangxin Industrial Co., Inc. | PHILIPPINES |
| **Tungsten** | Hydrometallurg, JSC | RUSSIAN FEDERATION |
| **Tungsten** | Moliren Ltd. | RUSSIAN FEDERATION |
| **Tungsten** | Pobedit, JSC | RUSSIAN FEDERATION |
| **Tungsten** | Unecha Refractory metals plant | RUSSIAN FEDERATION |
| **Tungsten** | Global Tungsten & Powders Corp. | UNITED STATES OF AMERICA |
| **Tungsten** | Kennametal Fallon | UNITED STATES OF AMERICA |
| **Tungsten** | Kennametal Huntsville | UNITED STATES OF AMERICA |
| **Tungsten** | Niagara Refining LLC | UNITED STATES OF AMERICA |
| **Tungsten** | Hi-Temp Specialty Metals, Inc. | UNITED STATES OF AMERICA |
| **Tungsten** | Asia Tungsten Products Vietnam Ltd. | VIET NAM |
| **Tungsten** | Nui Phao H.C. Starck Tungsten Chemicals Manufacturing LLC | VIET NAM |
| **Tungsten** | Sanher Tungsten Vietnam Co., Ltd. | VIET NAM |
| **Tungsten** | Tejing (Vietnam) Tungsten Co., Ltd. | VIET NAM |
| **Tungsten** | Vietnam Youngsun Tungsten Industry Co., Ltd. | VIET NAM |